Rule 12g3-2(b) File No. 82-34680

May 28, 2008

By Federal Express [redacted]

Securities and Exchange Commis
Office of International Corporate
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Attention: Ms. Amy O'Brien:

Re: File No. 82-34680/Sumitomo Corporation
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Gentlemen:

On behalf of Sumitomo Corporation (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Enclosed herewith please find the "SC NEWS (Spring 2008 edition) [English translation]."

This letter, together with the enclosure, shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed material constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions with regard to the enclosed information, please do not hesitate to contact the undersigned (direct: +81-3-5166-3539, fax: +81-3-5166-6215, e-mail: katsuharu.otake@sumitomocorp.co.jp).

Kindly acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to me via the enclosed Federal Express envelope and label.

Very truly yours,

Katsuharu Otake
Manager
Corporate Legal & General Affairs Department
Sumitomo Corporation

Enclosure

Sumitomo Corporation
1-8-11, Harumi, Chuo-ku, Tokyo, 104-8610 Japan

SC NEWS

A Quarterly Newsletter of Sumitomo Corporation

No. 166 Spring 2008



SAFETY FIRST

Sumitomo
Corporation

SPECIAL FEATURE

Iron & Steel Division, No. 1

Focus on the Sumitomo Business Spirit

Shigemi Hiranuma, Standing Corporate Auditor
Tetsuro Fukumoto, Corporate Auditor

Sumitomo Corporation is working vigorously to strengthen and upgrade its systems of corporate governance. For some insight into this endeavor, we spoke with Standing Corporate Auditor Shigemi Hiranuma and Corporate Auditor Tetsuro Fukumoto.

Could you tell us, from your perspective as corporate auditors, how Sumitomo Corporation is working to strengthen and spread the reach of its corporate governance?

Hiranuma: Sumitomo Corporation has five corporate auditors selected by the General Meeting of Shareholders. Three of these five are from outside the company, and of those, two are legal experts and one is an accountancy expert. With almost 900 group companies around the world, for the five corporate auditors to be able to cover the entire organization, we need to work very closely with the Internal Auditing Department, which is directly under the president, to exercise integrated corporate strength in the conduct of operational and financial auditing.



Shigemi Hiranuma (left) and Tetsuro Fukumoto

Our Corporate Governance Principles declare, "Each corporate auditor shall audit the execution of duties by directors as members of the board of directors and as executive officers (representative directors)." It is thus the role of auditors to check that directors are not violating any laws or the company's Articles of Incorporation or conducting any improper operations. It is said to be important for corporate auditors to look from three perspectives, namely, from the legal point of view, from the shareholders' point of view, and from the public point of view. I believe that the public's perspective is especially crucial because we must conduct our auditing while keeping up with developments in the world outside the company.

Recently there has been a seemingly unending stream of cases of corporate malfeasance at companies of all types and size. This flood of compliance-related violations makes it clear that risks of such breaches cannot be controlled by efforts to manage the situation after the fact. I believe that an important part of our job as corporate auditors is to identify possible risks early so that appropriate actions can be taken before actual breaches of corporate governance develop, thus nipping such risks in the bud. Our company has set out in writing its core principles in the Sumitomo Business Spirit and, based on this, the Corporate Mission Statement. Laws change over the years, and recently in Japan the trend in the legal system governing corporate activities (including accounting principles, Company Law, and Antimonopoly Law) is to bring the Japanese system into line with international standards. However, amid these changes, the Sumitomo Business Spirit remains constant and maintains a clear relevance to all our activities.

Would you explain about your principles as auditors?

Fukumoto: We are looking for sound, sustainable growth and seeking to ensure rigorous legal compliance as the foundation for such growth. The executive officers are responsible for the promotion of business strategy, but the auditors are by no means in an adversarial relationship with them. Our functional roles are different, but what we are aiming for is the same.

The English word *auditor* comes from the same root as the word *audio*; they are both derived from the Latin word for *listen*. Although people who are subject to an audit may have apprehension about the process, we are striving to make it as productive as possible through deepening our understanding of business undertakings on the front line through sincere communication with the employees.

Please give us your thoughts as auditors about realizing "prosperity and dreams."

Fukumoto: Last autumn all five corporate auditors visited the site of the Besshi Copper Mine, Sumitomo's historical core business, where we had the chance to learn once again about the Sumitomo Business Spirit. Through this trip I felt that I was able to come into contact with the essence of what Sumitomo has placed first over the centuries of its history and, in my position as an auditor, confirm the nature of the sound business activities that have been passed down from generation to generation. This renewed my desire to contribute to the achievement of prosperity and realization of dreams.

Hiranuma: At Sumitomo Corporation the corporate auditors have the right to attend any internal meeting within the company, including meetings of the Management Council. I hope to use such occasions as an opportunity for further deepening communication with the executive officers and working to promote the priority issue of legal compliance and the prevention of malfeasance. I particularly hope that by listening during our operational auditing to what people on the front lines have to say, I will be able to make a contribution, even in a small way, to the prevention of future violations. Keeping this perspective always in mind, I want to contribute to realizing "prosperity and dreams."

SC NEWS

A Quarterly Newsletter of Sumitomo Corporation
No. 166 Spring 2008

CONTENTS

On the cover: Ships are under construction in a dock. The hulls are made mainly of steel plates (see pp. 4–6).

SC NEWS is a quarterly publication of the Corporate Communications Dept. of Sumitomo Corporation.
1-8-11, Harumi, Chuo-ku Tokyo 104-8610, Japan
e-mail: info99@sumitomocorp.co.jp
URL: http://www.sumitomocorp.co.jp/english

Seeking New Growth in a Traditional Business

The trading business is the main activity of the Iron & Steel Division, No. 1, which serves large, top-ranking customers in shipbuilding, autos, railways, and other fields. Thanks to the revival of these industries in recent years, business performance has greatly improved. In pursuit of sustainable growth, the division is working to unearth businesses that offer dreams and to employ its roles and functions in new ways. With its focus on business investment, it is taking on some new challenges. We interviewed General Manager Kazuhiro Atsushi to learn more about the division's plans and activities.


The Tokyo Towers

The Metal Products Business Unit is divided into a number of divisions according to the products each handles. The Iron & Steel Division, No. 1, is in charge of plates, sections, and bars and other such big items, as well as forged and cast parts and products processed from such parts. The division has three business lines, which are handled by the Plate & Project Department, the Railway Products, Forging & Casting Department, and the Construction Steel Products & Steel Scrap Department, which works together with Sumisho Tekko Hanbai Co., Ltd.

Shipbuilding, construction, and other such traditional core industries of the economy are inherently large in scale. What managers in them look for in a trading company is the expertise and reliability that only the major actors in their industry can promise. We naturally have to devote considerable time to fostering personnel who can respond to this need.


Yanagawa Dam No. 9 Bridge over National Route 106, Iwate Prefecture

The base of our operations is trade with large customers, and our performance has greatly improved in recent years as a result of the recovery of the steel market. Needless to say, however, it is precisely in such a period of fair weather that we need to get to work on ensuring sustainable growth over the years to come. We are focusing in particular on investments in businesses with a view to securing both operational income and logistics earnings, and we have already launched a variety of initiatives.

It needs to be noted that while the three business lines are connected with each other only loosely, being able to grasp the overall situation of the industry is indispensable. For this reason we take pains to ensure that information is shared and key personnel are rotated among them.

Activities on the Three Business Fronts

Let us take a look at the current situation in the three business lines, starting with the **Plate & Project Department**. Over half of the volume of the steel plates produced in Japan goes to domestic and overseas shipbuilding companies. Our department supplies plates produced by Sumitomo Metal Industries, Ltd., (Sumitomo Metals) to shipbuilders both in Japan and abroad. In other areas, the department has had particularly good performance recently in steel pipes and marine structural materials for energy projects in Asia and the Middle East as well as in tanks and construction machinery in Japan.

Mention should be made of a joint venture recently established in the United States for the manufacture of wind-power generation towers. The first plant was constructed in Ephrata, Washington, which is a three-hour drive east of Seattle on the

West Coast. Now a second plant is being built in Columbus, Nebraska, and it will go into operation shortly. The prospects are bright for orders in the area of wind-power generation, since demand for renewable energy is on the rise worldwide. We hope to be able to ride the tailwind of this boom, seeking to expand both regionally (horizontally) and in operational fields (vertically). In addition, the department also handles products other than steel plates, such as section steel.



Kazuhiro Atsushi, General Manager, Iron & Steel Division, No. 1

One of the cores of the **Railway Products, Forging & Casting Department** is the export of railway cars, axles, and platforms made by Sumitomo Metals and of high-quality rails for North America made by Nippon Steel Corp. The export of rails in particular has a long history, and it constitutes one of Sumitomo Corporation's key commercial interests in the area of regular exports of steel products to the United States. The department also sells tie plates to fasten rails to sleepers. Its ability to supply the three-item set of railway cars, rails, and tie plates is one of its strong points when arranging sales to railway companies in North America.



Crankshafts for automobiles

Another core of the department is the sale of crankshafts to domestic and overseas automakers. Sumitomo Metals ranks number two in the world in crankshaft production volume. In 2009 it will have the capacity to supply 8.5 million crankshafts per year, and in 2012 its supply capacity is targeted to reach 10 million. Sumitomo Metals is aiming for further expansion of its business opportunities, and it has recently decided to acquire an American company engaged in crankshaft machining.



Rails laid for the Union Pacific at Gibbon, Nebraska

Furthermore, the department has long-term contracts with major overseas manufacturers of aircraft engine parts and gas turbines for the supply of high-quality forged products produced by Daido Steel Co., Ltd. Because relatively few global players are active in this field, the prospects for sales expansion are good.

About one-third of the domestic and external demand for steel comes from the construction and civil engineering industries. This is the division's third business line, handled by the **Construction Steel Products & Steel Scrap Department** and **Sumisho Tekko Hanbai Co., Ltd.** In the domestic market the prices of such big items as plates, sections, and bars were substantially hiked because of rapidly rising material prices and expanding construction demand. Recently, though, the market has been contracting because of such factors as the scandals involving falsified earthquake resistance data and the revision of the Building Standard Law. Nonetheless, construction and civil engineering continue to be the core areas of the domestic projects of the Metal Products Business Unit.

The government has been scaling down its public investment, and given the declining number of children in Japan, the prospects are poor for strong expansion in the demand for buildings. In this situation, where companies must scramble to stay alive, we are energetically tackling new undertakings, such as sales of original products developed for civil engineering and introduction of construction technologies for improved earthquake resistance.

Sumitomo Corporation's Construction & Real Estate Division handled the planning for the recently completed condominium complex called The Tokyo Towers, two skyscrapers that can be seen from Sumitomo's Harumi headquarters in the direction of Mount Fuji. Sumisho Tekko Hanbai supplied all the metal parts for these structures, including plates, sections, and bolts. This is a good example of how the construction materials business is intimately connected to people's lives.

Daring to Invest in Business Ventures

One characteristic that sets the Iron & Steel Division, No. 1,

Seeking New Growth in a Traditional Business



apart from Sumitomo's other divisions is the small number of consolidated subsidiaries under it. The division has had comparatively few opportunities to invest in businesses for a number of reasons, such as the shortness of the process from materials to finished products, the need for specialization in processing, and the large size of the plant and equipment investments required for processing.

From now on, however, the division intends to take up the challenge of investing in businesses, since the returns that can be realized are larger than those offered by trade. Needless to say, this initiative will be premised on the maintenance and expansion of the traditional trading business in order to secure profits. But we will also be reaching out to make dreams come true, making use of our total organizational strength.

Actually, as previously noted, we have already taken the first steps in this direction with the establishment of a company to manufacture wind-power generation towers and the decision to invest in a crankshaft machining manufacturer. In the past these would not have been considered as target fields for business investments in view of the technological limitations of a trading company, but we have dared to act anyway in expectation of the synergistic effects they can produce in the future. Rising to this challenge has had an impact on the fostering of personnel, and the affected departments have been greatly stimulated.

Additionally, in a project led by the Nippon Steel Group, we have decided to put up some of the capital for a plate-processing undertaking for construction machinery to be shipped to the domestic market. While this will start out as a domestic undertaking, the hope is to extend its reach overseas in the future.

Fostering Human Resources: A Special Strength of the *Sogo Shosha*

I started work at Sumitomo Corporation in the 1970s. Compared with my generation, today's young workers need to have far better skills, and I am highly impressed by how well they are able to meet this expectation. In just a few years, today's new recruits are picking up job skills that those of my generation spent 30 years acquiring, and they promptly put those skills to use.

I suppose this shows how much improvement there has been in methods of education, and how the opportunities for education have increased. I am surprised at how hard these young people are exerting their brains as well as their bodies.

Unlike the specialized steel trading companies in our industry, our division is located within the wider organization of Sumitomo Corporation. For this reason, there is a system in place for each employee to polish skills in line with the corporation's education program, and as the years pass by, a wide gap opens up between our employees and those of other companies in the practical skills they have mastered. To be sure, we also have much to learn from specialized trading companies in such areas as cost efficiency and business sensibilities.

Human resources are the deciding factor in the business of *sogo shosha* (integrated trading companies) like ours, and they are what will make it possible for us to take on high-level challenges in the years to come. In this light, we need to devote as much time and money as possible to personnel training. I am forever reminding myself that the duty of the superior is to unearth human resources and tap the hidden talents of subordinates.

One for All: The Secret of Business Success

Currently a number of overseas investments have presented us with a high degree of difficulty. These are minor investments, but we are working on an equal footing with the partners managing these operations in a bid to guide them to success. The sense of intensity we bring to such arrangements strengthens the teams.

One person running about trying to do everything cannot accomplish much. There were cases in the past where only one person tried to do this, but being unable to share information, that person found that the problems only became more complicated and that clearing hurdles took longer than it should have. In the final analysis, battles are decided across planes, not at points. It may be said that for the power of the individual to be maximized, team cooperation and the entire organization's involvement are indispensable. I would like to see the wind of this "one for all" spirit blow through all our workplaces.

For several years now there has been a gradual strengthening of the sense of purpose and presence of the Iron & Steel Division, No. 1. While taking pains to nurture our team spirit and by overcoming problems within five years, I hope to make our organization one in which the members of the young generation feel that they want to polish their own skills.

Sumitomo Mitsui Auto Service Co. Ltd.

Offering nationally uniform leasing of automobiles and such specialized vehicles as forklifts, Sumitomo Mitsui Auto Service Co., Ltd. (SMAS), seeks to wed its services to the community by supplying solutions for everything from maintenance to safe driving. Its slogan is "Go no further, we're the best."

There are an estimated 77 million automobiles in Japan, of which somewhat over 7 million are owned by companies with fleets of 10 or more vehicles. More than 3 million of these are leased. Sumitomo Mitsui Auto Service came into being in October 2007 through the merger of Sumisho Auto Lease and SMBC Auto Leasing. It manages 530,000 vehicles, making it one of Japan's leading companies in the auto-leasing field.

Offering a Smorgasbord of Services

Among the merits a company can realize by leasing vehicles instead of buying them, perhaps the most attractive is the savings from reducing the multifaceted work of management and maintenance. Through consulting, SMAS has offered many companies the optimum solutions for their particular circumstances, and it has established a rich selection of services and products. Its strength is a setup enabling it to provide comprehensive support to customers for all their vehicle management needs.

There are 15,000 maintenance service garages nationwide affiliated with SMAS, led by members of the Sumitomo Mitsui Auto Service Maintenance Club (SMAC). The company also has 18 Customer Support Centers (CSCs). The specialists staffing these centers are certified maintenance personnel, and they deploy services tailored specifically for each community. These distinctive services can only be supplied by a company that operates nationwide, aiming to provide equally high-quality services in every location.



The original onboard device Dr. Advice

SMAS offers a wide assortment of services. It has an integrated management service for gasoline charges, expressway tolls, parking fees, and other such expenses, and it provides an online vehicle management system, which supplies information on everything from the contents of lease contracts to maintenance status and assorted costs. To respond to traffic accidents or an unexpected vehicle breakdown, moreover, it operates a 24/7 emergency support center.

Components of the SMAS Group

SMA Support Co., Ltd., which is a member of the SMAS Group, has a special offering of its own: a driver training system called ADST ("advanced driving skills and techniques"), which seeks to reduce accidents through training provided at affiliated driving schools nationwide. Trainees receive safe-driving instruction in real cars. The curriculum and evaluation standards were independently developed by the SMAS Group, and the results of the training are evaluated using a standard reporting system. The hope is that those who take this training will have fewer accidents.

Another noteworthy product is Dr. Advice, an original audible guidance device developed by SMAS for installation in cars. An audible message warns drivers when they are not driving safely or are not "ecodriving"—for example, if they are idling the engine too long.

Overseas, the group has established a subsidiary in Thailand: Sumitomo Mitsui Auto Leasing & Service (Thailand) Co., Ltd. This company, which was created in 2003, has introduced to Thailand the business model SMAS created in Japan. An expansion of such overseas subsidiaries is planned.

Over the years to come, SMAS will continue to strive toward keeping customers satisfied. Its ideal is to always be the best choice available for anybody interested in auto leasing, particularly of cars and forklifts.

The Fresh Eye Mark, the Corporate Logo of SMAS

The circles in the design symbolize the tires and steering wheel of a car, and they also express the eye or vision for seeing clearly into the future. The curved gray mark imparts a feeling of graceful growth and gives the impression of a gentle breeze. Seen as a whole, the logomark bears a resemblance to a car seen from the front.

Sumitomo Corporation Tohoku: Operating "for Tohoku and with Tohoku"

Sumitomo Corporation Tohoku was established in April 2003 as our company's regional subsidiary for the Tohoku region in Japan, encompassing the northern part of the main island of Honshu. It is a part of the country with a rich tradition, including annual events that attract many visitors, a wealth of natural beauty and delicious foods, and lively cooperation among industry, government, and academia. We spoke with SC Tohoku President Teruo Shuto about the region and his company's activities.

SCN: What sort of place is Tohoku?

Shuto: The Tohoku region is endowed with great natural wealth and covers about 18 percent of Japan's total land area, extending about 200 kilometers east to west and 500 kilometers north to south, some 67,000 square kilometers in all. Its population of 9.6 million is 7.4 percent of the national total. The six prefectures of the region together have a total gross domestic product of 33 trillion yen, but this is just 6.5 percent of Japan's total GDP. Broken down by prefecture, Miyagi has a GDP share of 1.7 percent, followed by Fukushima with 1.5 percent; the other four come in below 1 percent.



Teruo Shuto, President, Sumitomo Corporation Tohoku

Overall, then, Tohoku's economic presence is small relative to its area and population. I used to think that this could be attributed to its heavy snowfalls, but recently I heard an expert explain a key historical factor: Following the Meiji Restoration of 1868, when Japan embarked on an ambitious drive to industrialize and learn from the West, the government deliberately excluded Tohoku.

By way of background, the people of Tohoku worried the authorities of the new Meiji government, who saw them as stubborn opponents, and so when they established heavy industry to build up the country's economic and military strength, they did not locate any of the new plants in this region. As a result, Tohoku continued to depend heavily on agriculture, and it lagged behind other regions economically. In more recent decades, particularly since the mid-1960s, electronics companies have set up plants here, but this has not been enough to push up the region's per capita GDP to the national average.



The coastal cliff at Kita Yamazaki, Iwate Prefecture

Now, though, we see the region beginning to develop a more advanced industrial base. For example, the efforts of Miyagi's Industrial Policy Promotion Division have been successful in persuading a number of companies to set up plants in the prefecture, including Tokyo Electron, which is Japan's biggest domestic maker of semiconductor manufacturing equipment, and Central Motor, a Toyota-affiliated auto assembly company. This has significantly brightened the regional industrial scene. Also, the companies in the information-technology field that were already operating in the region have been announcing plans for increased production. In the period to come, we can hope to see the emergence of a network of industries spanning prefectural borders within the region.

Up to now, the mainstays of the Tohoku economy have been IT-related companies, agriculture, and tourism. The region boasts many of Japan's most delicious brands of rice, like Akita Komachi, Hitomebore, and Sasanishiki. In addition, I think it bears noting that Yamagata cherries lead the field nationally.

Tourism in Tohoku is supported by the numerous famous festivals that take place during the summer, such as Nebuta (in Aomori), Kanto (Akita), and Tanabata (Sendai), and I would also call attention to the Omagari National Fireworks Competition, which is a truly impressive event held in Akita Prefecture every year. In addition to these scheduled events, there are hot springs all over the region and a wealth of other attractions, including the crater lake in Zao, the autumn foliage in Naruko Gorge, and the coastal cliff at Kita Yamazaki. I am very sorry that these beautiful places are not better known nationally. Miyagi Prefecture is now trying to raise awareness of this natural beauty and attract tourists. Last year it became the second prefecture in Japan to create a Commerce, Industry, and Tourism Department within the prefectural government. This department is now conducting a pilot campaign to promote tourism, and in October this year it is planning to launch it on a full-fledged basis. SC Tohoku is among the corporate supporters of this prefectural campaign, and I encourage everybody to come and visit the region.


JR東日本グループ20

Aomori Nebuta Festival
(photo © Aomori Tourism and Convention Association)

SCN: Could you tell us about Sumitomo Corporation Tohoku?

Shuto: Sumitomo Corporation Tohoku was established in April 2003 as an autonomous regional subsidiary, merging the operations of Sumitomo Corporation's existing Tohoku branch office with those of Sumitomo Shoji Machinex Tohoku and the Tohoku branch of Sumisho Tekko Hanbai. We now have 51 employees, and we are operating as a regional integrated trading company. Our motto is "For Tohoku, with Tohoku," and we are undertaking four core businesses: (1) metal products, primarily for use in construction and public works; (2) machinery and electric business, focusing on machine equipment, electrical machinery and materials, and IT-related equipment; (3) general products, primarily cement, ready-mixed concrete, and farm and fishery products; and (4) energy, focusing on coal and oil. Based on this organizational setup, we are working to develop locally based trading rights.

SCN: Do you have some businesses that are distinctive to Tohoku?

Shuto: The distinctive feature of business in Tohoku is the way industry, government, and academia are working together to promote industry. This joint drive has gathered momentum in such areas as human resources development, technological innovation, improvement of infrastructure, and the drafting of tax incentives.

Tohoku University has won high marks for its efforts to link up with industry, and I understand that it has won the second-highest ranking of any university in the nation from businesses as a partner. SC Tohoku has already invested in a couple of businesses that were born at the university. One is the development of microparticle manufacturing, which is seen as having applications in fields ranging from semiconductors to medical care; the other is dessicant air-conditioning. We are now pushing ahead with sales in these businesses.

We are also promoting some endeavors that we have recently found, notably the development of new fixation agents using waste materials and the development of emulsified fuel combustion equipment, which promises to reduce both fuel costs and emissions. In addition, we are working on multiple fronts in the area of energy; aside from our existing coal and oil businesses, we are developing businesses in the areas of emissions trading rights and new fuels, including uranium.

SCN: What sort of group companies are there in Tohoku?

Shuto: SC Tohoku is directly responsible for Sumi-Yoshi Kogyo, which fabricates steel plates and steel sheets in partnership with Yoshida Sangyo, a major trading company in Hachinohe that handles construction and residential materials. It has built a solid position for itself as the only company in Tohoku that can carry out plate fusion cutting.

The Sumitomo Corporation Group owns a controlling interest in IG Kogyo, a manufacturer of metal sidings and panels in Higashine, Yamagata Prefecture. This company holds the biggest share of the metal siding business in Japan. Sumitomo Corporation's Materials & Supplies Division is responsible for this company, but SC Tohoku also has a small equity stake in it.

SCN: What sort of company does SC Tohoku aim to become?

Shuto: We aim to be a company where people work cheerfully and with pleasure. In order to accomplish this, I want to make it a company characterized by good communication and openness. As a first step, at the beginning of last year we leased the entire fifteenth story of the Sumitomo Life Insurance building in Sendai and redesigned the interior to create an integrated working area for our business and internal operations divisions so as to improve communications. We also put in a meeting room without chairs; this is where we have almost all of our internal meetings, generally involving five or six people. This puts the people in closer proximity to each other, promoting better concentration on the meeting agenda.

Our most valuable asset as a trading company is our people. I intend to keep directing our efforts at the hiring of new employees with good potential and at making use of every opportunity to train and develop our human resources. SC



Advanced steel sheet production line at Sumi-Yoshi Kogyo

Topics

Chairman Oka and President Kato Meet with Vietnamese President Triet

Vietnam's President Nguyen Minh Triet paid a state visit to Japan from November 25 to 29, the first such visit by a Vietnamese head of state. During President Triet's stay, Sumitomo Corporation Chairman Motoyuki Oka, in his capacity as chairman of the Japan-Vietnam Economic Committee of Nippon Keidanren (Japan Business Federation), called on him to pay respects and attended a welcoming luncheon and the state dinner in his honor at the Imperial Palace. Chairman Oka also delivered a message of welcome on behalf of the Japanese business community at a meeting of the Japan-Vietnam Economic Forum. In addition, Chairman Oka, President and CEO Susumu Kato, and general managers of business units involved in business with Vietnam had a separate meeting with President Triet. At this meeting the Sumitomo representatives explained about the company's business activities in Vietnam and its involvement in activities contributing to society in Vietnam, including the Japanese-Language-Oriented Cross-Cultural Education Program in Danang and the scholarship program we are conducting for Vietnamese university students, and proposed the launch of a series of sponsored lectures at a university in Vietnam as an additional project to promote human resources development. President Triet also attended the signing ceremony for a pair of memorandums concerning the construction of a coal-fired power plant and the establishment by Japanese companies of new facilities at the Thanh Long Industrial Park. The president spoke highly of Sumitomo's activities in Vietnam and expressed his hopes for the company's further involvement.



Signing ceremony (Chairman Oka on the right)

Separate meeting with President Triet (right)

— Global Strategy and Research Dept., Sumitomo Shoji Research Institute, Inc.

Sumitomo Acquires Equity in South Africa's Oresteel

Sumitomo Corporation has acquired a stake of 29% in Oresteel Investments (Proprietary), Ltd., a South African investment holding company that controls the ore-mining company Assmang, Ltd., indirectly, for a consideration of about ¥15 billion. This is one of the largest investments in South Africa to date by a Japanese company.

Assmang is a resource company producing iron, manganese, and chrome ores and manganese and chrome ferroalloys, and Sumitomo has been dealing with it for more than 30 years. The company is currently producing 6 million tons of iron ore per year, but this will rise to 10 million tons in 2009 with the start of operations at the new Khumani iron ore mine in 2008, and there are plans for further expansion after that. It is anticipated that Assmang's iron ore operations will grow dramatically over the years to come.

Global demand for manganese is growing, and supply is becoming increasingly tight. It is noteworthy in this regard that Assmang holds one of the world's largest manganese ore reserves. As manganese is an essential ingredient in steel production, manganese mining is expected to grow further in tandem with global growth in steel production.

The SC acquisition of equity in Oresteel represents an investment in South Africa's resources sector and will give a boost to the country's anticipated economic development. At the same time, Sumitomo will make use of the investment to build a strategic partnership with Assmang, and henceforth it will work to strengthen relations with this company across various operational fields.

— Iron & Steel Making Raw Materials Dept.



Assmang manganese mine

Assmang iron ore mine

Acquisition of Nara Camicie Ltd.

In September 2007 Sumitomo Corporation acquired all the shares of Nara Camicie Ltd., an importer and distributor of a number of women's apparel brands, notably the NARA CAMICIE luxury Italian shirt and blouse label.

Nara Camicie was launched in 1989 as Japan's first retailer specializing solely in shirts and blouses under an exclusive agreement with Montenapo '79 SRL of Milan. Appealing to a broad customer base by putting blouses, which had traditionally played second fiddle to suits, at the center of fashionable dressing, it has steadily built up its brand position, reflected by its taking first place in magazine rankings of popular blouses.

In 2006 Nara Camicie also signed an exclusive agreement with Cotton Shirt Studio S.A. of Paris to launch RENATO NUCCI, a French luxury designer's brand. All brands put together, the company operates 75 stores, mostly located in department stores throughout Japan (as of February 1, 2008).

Nara Camicie will fully utilize Sumitomo Corporation Group's integrated corporate strength to expand its business by launching new brands and by leveraging the multiple sales channels Sumitomo provides, while also adhering to its backbone policy of "providing quality products," a policy it has been pursuing ever since its inception.

Sumitomo sees the direct-to-consumer segment as a strategic field, and plans to further expand its business portfolio in the future.

— Fashion & Brand Business Dept.


CAMICIE

NARA CAMICIE Aoyama Store



SC Wins 2007 IR Prime Business Award

Sumitomo Corporation was for the first time among the recipients of the IR Prime Business Awards of the Japan Investor Relations Association. Presented 12 times to date, these awards seek to give public recognition to businesses for their outstanding achievements in the field of investor relations (IR), including deepening understanding of IR, positively embracing IR activities, and winning the strong support of market players. The winners are chosen by a review panel of analysts, institutional investors, journalists, legal specialists, academics, and others. There were 358 entrants in 2007, and seven companies, including Sumitomo, were awarded the IR Prime Business Award.

What impressed the judges were Sumitomo's ongoing efforts to improve its IR activities, the positive attitude toward IR among top management, and the attention paid to carefully explaining, using concrete examples, the business model of a *sogo shosha* (integrated trading company), which can be difficult for investors to grasp.

The presentation ceremony was held on December 3, 2007, at the Tokyo IR Conference 2007 at the Westin Tokyo. It was attended by SC's Representative Director, Executive Vice President, and General Manager, Corporate Planning & Coordination Office, Nobuhide Nakaido, who in his remarks at the event summed up the essence of Sumitomo's IR activities as being "continuous and honest execution of fair and prompt disclosure."

— Investor Relations Dept.



Chairman Hajime Sawabe of the Japan Investor Relations Association and Executive Vice President Nobuhide Nakaido (right) at the presentation ceremony

Sumitomo Gains the Status of an Authorized Exporter

At the end of October 2007 Sumitomo Corporation gained the status of an "authorized exporter" under the Authorized Export Declaration System, a new system for the processing of exports. This new system was introduced to strengthen security in the wake of the September 11, 2001, terrorist attacks in the United States and at the same time to promote the smooth flow of goods to cope with advances in global logistics.

Certification as an authorized exporter means that it will not be necessary for export products to pass through a customs ("Hozei") area. Export declarations can be submitted and exports approved while the goods are still in a manufacturer's warehouse, for example. And since the state of the exporter's legal compliance is reviewed at the time of the application for this status, there will be virtually no cases of examination of documents or inspection of the actual goods by customs. This will make it possible to reduce the lead time for the export process, lowering costs and improving the predictability of the order of loading of goods onto ships.

Authorized exporters have a need to implement reliable control of the freight from the time of delivery by manufacturers to loading onto ships; for this purpose they must carry out solid management of their dealings with counterparts including the manufacturers, transport firms, warehouse operators, and customs brokers.

There has recently been a sharp increase in the number of manufacturers receiving certification under this system, particularly in the automobile sector and the precision electronic equipment industry, and exports under the system are expected to increase. As the first integrated trading company to win this certification, Sumitomo will be working to further improve the efficiency of its export operations through use of this system.

— Global Logistics Dept.



Makoto Shibahara, general manager of the Financial & Logistics Business Unit, receives the certificate of Sumitomo's status as an authorized exporter.

President Kato Visits Taiwan

President and CEO Susumu Kato visited Taiwan from December 2 to 4. During his short stay he had a busy schedule, including meetings with Yu-Lon Chiao, chairman of Walsin Lihwa Corp.; W. Y. Lin, chairman and CEO of China Steel Corp.; Hsin-I Lin, chairman of the Industrial Technology Research Institute; Wan-Chuan Tu, chairman of Wan Yuan Textiles Co.; and Tadashi Ikeda, chief representative at the Interchange Association, Japan (which serves in lieu of a Japanese diplomatic mission in Taipei).

President Kato's meeting with Chairman Lin of China Steel was held in that company's Taipei office in Taipei 101 Tower, the world's tallest skyscraper. The two executives discussed their companies' long-standing business dealings, confirming their friendly relationship. President Kato expressed Sumitomo's hope that the companies will continue to grow together as our company contributes to the sustained development of China Steel in the years to come. Following the meeting Chairman Lin presented President Kato with a hanging scroll inscribed with four Chinese characters based on a Hindu concept that includes the hope for prosperity in business. This unexpected present highlighted the two companies' shared thinking.

President Kato also visited Sumitomo Corporation Taiwan, where he met with officers and employees; there he emphasized the importance of good communication, teamwork, and legal compliance, and he responded attentively to questions from participants, showing his focus on dialogue with those on the front lines.

— Sumitomo Corporation Taiwan Ltd.



Chairman Lin (right) of China Steel presents President Kato with a hanging scroll.



President Kato (fourth from right) attends a dinner with Walsin Lihwa; next to him on the right is Chairman Chiao.

Summit Energy Holdings Corporation

Providing safe and stable power, this new company aims to become a leading player in the energy market

Summit Energy Holdings Corporation was established as a wholly owned subsidiary of Sumitomo Corporation in 2004 in order to control Summit Energy Corporation, which entered the electricity retail business following the partial liberalization of Japan's electricity industry in 2000, and five existing power producers: two wind power producers and three thermal power producers.

Operating Round-the-Clock, 365 Days a Year

Power retailer Summit Energy supplies electricity to around 400 business complexes, major supermarkets, government offices, and other establishments. In western Japan it mainly uses surplus hydroelectric and thermal power generated by Sumitomo Joint Electric Power Co., Ltd., in Ehime Prefecture. In eastern Japan it draws on a portfolio of sources, including power from Summit Energy Holding's three power plants—biomass power generator Summit Myojo Power Corporation in Niigata Prefecture, whose wood chip biomass-fueled plant combines cost competitiveness with eco-friendliness, Summit Mihama Power Corporation in Chiba Prefecture, which uses city-gas-fired gas turbine combined-cycle power generation, and Summit Onahama S Power Corporation in Fukushima Prefecture, which employs pulverized coal-fired boilers—as well as surplus power from other utilities and electric power bought on the Japan Electric Power Exchange.

By its nature, electric power cannot be easily stored, and so supply from power plants and other sources must be matched to customer demand in real time in 30-minute units. Acting as the group's hub, Summit Energy Operation Center works with each power plant round the clock, 365 days a year, to adjust supply to meet this demand.

As output from the two wind farms operated by Summit Wind Power Sakata Corporation (in Yamagata) and Summit Wind Power Kashima Corporation (in Ibaraki) can vary depending on wind conditions, it is unsuitable for supply to the retail segment, which requires that supply and demand be balanced. Instead, it is supplied wholesale under long-term contracts to leading electricity utilities as clean power that produces no carbon dioxide emissions.



Summit Wind Power Kashima

Skills, Know-how, and Experience

In the electricity business, including power plant operation, excellence in operational quality means providing a safe, stable supply of electricity. Accumulating and passing on the skills, know-how, and experience required by everyone involved in production and supply, not just such qualified specialists as licensed electricians, is therefore of crucial importance. At each power plant improvements are constantly being made at the worksite level, and technical exchange meetings are held twice a year to give participants the opportunity to report on actual problems and improvements made at power plants, and to share and build up their skills and know-how while developing a sense of identity as a group.



Scene from a technical exchange meeting

At Summit Myojo Power's technical exchange meeting

Aiming to Be the Front-runner

Responding to the recent rise in interest in the environment, Summit Energy was the first company in Japan to begin marketing "green power" combining green value and actual power distribution in a single package, and it has signed contracts with one of Japan's leading electronics retailers.

Continuing its focus on safe and stable energy and maintaining its green credentials, Summit Energy Holdings aims to become the front-runner in the new power producer and supplier business by providing value, functions, and roles founded on constant effort and innovation to meet wide public acceptance.

COMPANY PROFILE

Name: Summit Energy Holdings Corporation
President: Hiroaki Mizobuchi
Address: Harumi Island Triton Square Office Tower Y, 1-8-11 Harumi, Chuo-ku, Tokyo 104-8610
Telephone: +81-3-5166-4386
Capital stock: ¥490 million
Founded: April 27, 2004
Business: Power generation for the domestic market and controlling of power producers for the retail electricity business

In this section we invite staff members from our overseas offices to write short essays about life in their countries.

City of Tradition and Development

BEIJING

Li Jicheng



In the course of the 5,000 years of Chinese civilization, Beijing was established as a secondary capital in the year 938 during the Liao dynasty, which ruled over the northern part of China. At the time it was called Yanjing. The succeeding Jin, Yuan, Ming, and Qing dynasties all used Beijing as their seat, and it remains China's capital today. Beijing has a population of 13.8 million, and every year it receives more than 100 million domestic visitors as well as more than 4 million visitors from abroad, making it an increasingly cosmopolitan city.



Lead car of Line 13

This year Beijing is to host the 2008 Summer Olympics, and the construction of Beijing National Stadium and various new buildings is now being rushed to completion. Above ground and below it, the city is being transformed. Travelers who come back after a few months' absence can be heard to say, "Everything looks even more beautiful."



Beijing National Stadium, the "Bird's Nest," under construction

Beijing is one of a handful of Chinese cities serving as a mecca for automobiles, which crowd the streets during the morning and evening rush hours. Getting to and from work or school can be quite a trial. The trump card Beijing is playing to resolve the problem of gridlock at the Games of the XXIX Olympiad is subways. Initially the subway network had only two lines, but by the time the games begin there will be eight in operation. In addition to the role they will play in moving visitors around, they will reduce both traffic congestion and air pollution.

The Sumitomo Corporation China Group handled the introduction of state-of-the-art subway car systems for Line 13 of the Beijing Subway, the longest of the lines, and also for Line 5, which went into service on October 7, 2007. Fares were reduced on the occasion of the new line's opening, which helped to make it highly popular from day one. When word reached our office that the new line had cut the traffic congestion by 2%, we were all immensely pleased.

For anyone who wishes to get a taste of Beijing today, with its artful mixture of historical depth and contemporary modernism, I invite you to come for a visit.

Guatemala City, Where Everybody Wants to Live

GUATEMALA CITY

Luis De La Vega



Guatemala City became the capital of Guatemala in 1775, just after the former capital "Antigua Guatemala" was partially destroyed by an earthquake. Since then, the city has been the scene of many historical events, like the signing of the declaration of independence from Spain of all the Central American countries, which was in 1821. At the time Guatemala City was also regarded as the capital of the United Provinces of Central America; today this city remains the main economic and political center of Guatemala, and we may say that it is also the main economic city of the region.

It is commonly said that Guatemala is "the land of eternal spring." Why is that? you may ask. Guatemala City is located very close to the equator, so we enjoy good tropical weather the year round. Temperatures range from 15°C up to 32°C, and the altitude is 1,500 meters above sea level, with some rain in the second half of the year, which we locals call "winter." For such reasons, we may say that we enjoy an eternal spring.

Because of the many important cultural and historical events that took place in Guatemala City, we believe it has become a very interesting place in several respects. The city has two important sides. One is the historical side that you can see in the different aspects of the Hispanic legacy and culture, several museums, and the impressive Hispanic architecture, which is found scattered around the city, especially close to Central Park. The other is the modern side of this city, which has state-of-the-art business centers, first-class hotels, and the finest local and international cuisines that even the most exacting diner may desire.

The diversity of the people makes this place even more interesting. We have descendants of the old Maya civilization and Hispanics living together, ancient enemies sharing a common ground, sharing the common goal to attain prosperity for all the people who live here. Indeed, it is simply a very nice place to visit and especially to live in, where you may find everything that you wish for.

Finally, to all of you fine readers, we welcome you to Guatemala City any time of the year. And just maybe, you are going to wish to stay forever!



Spain Plaza



National Palace of Culture

Ongoing Efforts to Promote Exchange with China

In November 2007 Sumitomo Corporation launched a series of sponsored lectures at Tsinghua University in Beijing. Tsinghua is one of China's key national universities, and it counts among its graduates many of China's senior leaders, including President Hu Jintao. As part of its program of leadership education, Sumitomo is sponsoring a course of public lectures extending over a five-year period in cooperation with the university's School of Public Policy and Management. On November 6 Sumitomo Corporation Chairman Motoyuki Oka delivered the inaugural lecture, titled "Leadership in a Global Corporation." Speaking to students who will play leading roles in China in the future, Chairman Oka talked about his own views of leadership based on the Sumitomo Business Spirit, SC's Management Principles, and the company's business activities. His lecture was received enthusiastically and was followed by a lively question-and-answer session. With this and future lectures by executives and other leaders from Japan and elsewhere, the series will aim to convey information about leadership that can pass muster on the global stage. This undertaking is part of Sumitomo's energetic efforts to promote cultural exchange in keeping with the objective set forth in the company's Management Principles to achieve prosperity and realize dreams for all its stakeholders.

Bringing Chinese University Students to Japan

Sumitomo Corporation has been actively supporting a program that gives Chinese university students an opportunity to visit Japan on study tours. The program has been conducted since last year under the auspices of the Japanese Chamber of Commerce and Industry in China (JCCIC). (Also since last year, Sumitomo Corporation's General Manager for China Nobuo Kitagawa has been serving as chairman of the JCCIC.)

The second group of participants in this program, consisting of 38 Chinese university students, visited Japan last November. They were welcomed at Sumitomo's corporate headquarters in Harumi, Tokyo, where they heard about the content of the company's business, its management philosophy, its efforts relating to the environment, and its operations in China, and they also participated in an informal meeting with employees of the company. Through these contacts both sides were able to get to know each other better. Though the time was limited, the discussions between the students and Sumitomo officers and employees covered many areas and were very lively. The students stayed at Sumitomo people's homes, where they had the opportunity to experience Japanese family life firsthand.


中国大学生「走近日企、感受日本」訪日団
Visiting students pose inside the entrance to Sumitomo headquarters in Tokyo.


Chairman Oka delivers his lecture at Tsinghua University in Beijing.

— Global Strategy and Research Dept., Sumitomo Shoji Research Institute, Inc.
Philanthropy Team, Corporate Communications Dept.

When Liu Lei, a student at Beijing University of Technology, came to stay with us, he seemed somewhat tense, probably because so much of what he was experiencing was quite new to him. On the afternoon of the first day at our place, we had him spend time together with some Chinese employees from our company, and after a while he seemed to come out of his shell. That evening we all had dinner together, and then we went out for a round of karaoke singing. It turned into a very noisy session, with plenty of fun all around.

The following morning it was Sunday, and our visitor woke up after a night of deep sleep. Obviously he had been tired, with tension adding to his fatigue. During the day we went here and there in a congenial mood. When the time came for us to part, my wife's eyes misted up, and Lei's fond look when saying good-bye was quite a contrast from his initial stiffness the day before. For this young Chinese university student, who had never been in such close contact with Japanese people, the short home stay seems to have been a moving experience.

— Tsuneo Naito, CEO, Sumisho Global Logistics Co., Ltd.


Liu Lei (second from left) with Tsuneo Naito and his family

São Paulo

MULTIETHNIC MIX CREATES A UNIQUE CULTURE

Much to my surprise and envy, a younger colleague from a wealthy family once excitedly told me that he had discovered another room in his house that he had not previously known about. I was reminded of this incident when a new oil field was recently discovered in Brazil, causing much excitement that the new reserves might even be the world's largest. This is in a country that occupies 40% of the South American landmass and is the fifth largest in the world, one that boasts such a wealth of crops (most notably sugar and coffee) and natural resources including iron ore as to make an inhabitant of a country like Japan, with its low food self-sufficiency and meager natural resources, green with envy. In terms of its economic muscle, Brazil now ranks tenth in the world in gross national product and foreign exchange reserves. Perhaps above all else, though, it is for its performance at the Soccer World Cup, which it has won a record five times, that Brazil is best known. As the 2014 World Cup is to be hosted by Brazil, we may look forward to improvements in roads and other infrastructure.



In Liberdade, São Paulo's Japanese district

Brazilians of both sexes are style conscious, and women wear such skimpy tops in the summer that one hardly knows where it is safe to look. Surprisingly, though, Miss Universe has only twice been won by a Brazilian, which places it fifth alongside Japan and several other countries.

São Paulo—A Home Away from Home for Japanese Visitors

Here in São Paulo, one might almost be back in Japan. In the district called Liberdade, which is the city's Japantown, the stores are filled with Japanese foods. Something that surprised me when I came to Brazil was the availability of Japanese vegetables; you can find just about any that are eaten in Japan. This is thanks to the efforts of the *Nikkei*—Brazilians of Japanese descent—who are presently thought to number around 1.4 million. The fact that the Japanese are known as a hard-working people also helps make Brazil a hospitable place for visitors from Japan, and numerous events are planned for this year's centenary of the arrival of the first Japanese immigrants to settle in Brazil.

Strolling through Ibirapuera Park, where the city's residents come to relax, you will see couples and families of all races, including whites, blacks, Asians, and people of mixed race, revealing the rich ethnic diversity of this city. To any of our employees who visit Brazil, I recommend that most famous of Brazilian meat dishes, *churrasco*, along with the *caipirinha* cocktail and the *por quilo* restaurants where you are charged according to the weight of the food on your plate.

Sumitomo Corporation do Brasil S.A.

Our company in Brazil currently has a workforce of 55, consisting of 12 expatriate Japanese employees and 43 local staff, led by President Jiro Miyata. At the end-of-year party, awards for long service are given out and the evening is brought to a lively conclusion with dancing. The rhythm of the samba certainly stirs the Latin blood!

Due to its distance from Japan and the painful experiences of some in the past, Japanese firms still seem hesitant about investing in Brazil. But Sumitomo Metal Industries has already decided to establish operations here, and we are looking for further attractive opportunities for investment.

—Yasuhiko Niino
Sumitomo Corporation do Brasil S.A., São Paulo Head Office



São Paulo at night seen from the Sumitomo office

END